Exhibit 15.3

Spacegas Inc.

Financial statements

Index to financial statements

Page
Independent Auditor’s Report	2

Balance Sheet as of December 31, 2020 and 2021	4

Statement of Operations for the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the years ended December 31, 2020 and 2021	5

Statement of Stockholders’ Equity for the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the years ended December 31, 2020 and 2021	6

Statement of Cash Flows for the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the years ended December 31, 2020 and 2021	7

Notes to the Financial Statements	8

Independent Auditors’ Report

To the Board of Directors and Stockholders of

Spacegas Inc.

Opinion

We have audited the financial statements of Spacegas Inc. (the “Company”), which comprise the balance sheet as of December 31, 2020, and the related statements of comprehensive income/(loss), stockholders’ equity, and cash flows for the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the year ended December 31, 2020, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Matter

The accompanying balance sheet of the Company as of December 31, 2021, and the related statements of comprehensive income/(loss), stockholders’ equity, and cash flows for the year then ended were not audited, reviewed, or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte Certified Public Accountants S.A.

April 27, 2021

Athens, Greece

Spacegas Inc.

Balance sheets

As of December 31, 2020 and 2021

(Expressed in United States Dollars, Except for Share Data)

		2020	2021 (Unaudited)
Assets
Current assets
Cash and cash equivalents		1,246,489	1,144,200
Restricted cash		67,701	132,487
Trade and other receivables		384,345	89,685
Due from related party	(Note 3)	369,851	605,591
Advances and prepayments		23,228	79,787
Inventories	(Note 4)	71,870	287,113

Total current assets		2,163,484	2,338,863

Non current assets
Vessel, net	(Note 5)	12,559,048	11,900,116

Total non current assets		12,559,048	11,900,116

Total assets		14,722,532	14,238,979

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable		98,642	579,121
Payable to related parties	(Note 3)	268,784	109,626
Current portion of long-term debt	(Note 7)	675,740	676,998
Accrued liabilities	(Note 6)	75,610	51,655

Total current liabilities		1,118,776	1,417,400

Non current liabilities
Long-term debt	(Note 7)	4,855,255	4,178,257

Total non current liabilities		4,855,255	4,178,257

Total liabilities		5,974,031	5,595,657

Commitments and contingencies	(Note 13)
Stockholders’ equity:
Capital stock 0.0001 par value; 7,647,000 issued and outstanding	(Note 9)	765	765
Additional paid-in capital	(Note 9)	7,646,235	7,646,235
Retained earnings		1,101,501	996,322

Total stockholders’ equity		8,748,501	8,643,322

Total liabilities and stockholders’ equity		14,722,532	14,238,979

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Statements of comprehensive income/(loss)

For the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the years ended December 31, 2020 and 2021

(Expressed in United States dollars)

		2019	2020	2021 (Unaudited)
Revenues
Revenues	(Note 10)	3,362,478	3,222,037	3,023,283

Total revenues		3,362,478	3,222,037	3,023,283

Expenses
Voyage expenses		11,091	594,952	689,445
Voyage expenses-related party	(Notes 3)	42,031	40,275	37,784
Vessel operating expenses	(Note 11)	1,409,047	1,306,031	1,445,520
Depreciation	(Note 4)	600,636	662,316	658,932
Management fees	(Note 3)	146,960	161,040	160,600
General and administrative expenses		30,246	5,528	4,443

Total expenses		2,240,011	2,770,142	2,996,724

Income from operations		1,122,467	451,895	26,559
Other (expenses)/income
Interest and finance costs		(266,586)	(203,371)	(132,492)
Interest income and other income		610	475	143
Foreign exchange (loss)/income		(1,606)	(2,383)	611

Other expenses, net		(267,582)	(205,279)	(131,738)

Net income/(loss)		854,885	246,616	(105,179)

Other comprehensive income		—	—	—

Total comprehensive income/(loss)		854,885	246,616	(105,179)

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Statements of stockholders’ equity

For the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the years ended December 31, 2020 and 2021

(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares	Common stock par value (Note 9)	Additional paid in capital (Note 9)	Retained earnings	Total stockholders’ equity
Balance, February 1, 2019 (Transaction Date)	6,897,000	690	6,896,310	—	6,897,000

Issuance of share capital (Note 9)	750,000	75	749,925	—	750,000
Net income	—	—	—	854,885	854,885

Balance, December 31, 2019	7,647,000	765	7,646,235	854,885	8,501,885

Net income	—	—	—	246,616	246,616

Balance, December 31, 2020	7,647,000	765	7,646,235	1,101,501	8,748,501

Net loss (unaudited)	—	—	—	(105,179)	(105,179)

Balance, December 31, 2021 (Unaudited)	7,647,000	765	7,646,235	996,322	8,643,322

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Statements of cash flows

For the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the years ended December 31, 2020 and 2021

(Expressed in United States Dollars)

	2019	2020	2021 (Unaudited)
Cash flows from operating activities:
Net income/(loss)	854,885	246,616	(105,179)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	600,636	662,316	658,932
Amortization of deferred finance charges	18,137	10,518	9,260
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(124,664)	(259,681)	294,660
Advances and prepayments	(13,671)	(9,557)	(56,559)
Inventories	(195,224)	123,354	(215,243)
Increase/(Decrease) in
Trade accounts payable	250,583	(151,941)	480,479
Balances with related parties	439,723	(170,939)	(398,092)
Accrued liabilities	61,340	14,270	(23,955)

Net cash provided by operating activities	1,891,745	464,956	644,303

Cash flows from investing activities:
Cash to joint venture party	(1,114,738)	—	—
Cash from joint venture party	—	744,887	3,194

Net cash (used in)/provided by investing activities	(1,114,738)	744,887	3,194

Cash flows from financing activities
Issuance of capital	750,000	—	—
Deferred finance charges paid	(52,660)	—	—
Loan repayments	(685,000)	(685,000)	(685,000)

Net cash provided by/(used in) financing activities	12,340	(685,000)	(685,000)

Net increase/(decrease) in cash, cash equivalents and restricted cash	789,347	524,843	(37,503)

Cash, cash equivalents and restricted cash at beginning of period	—	789,347	1,314,190

Cash, cash equivalents and restricted cash at end of period	789,347	1,314,190	1,276,687

Cash breakdown
Cash and cash equivalents	711,674	1,246,489	1,144,200
Restricted cash, current	77,673	67,701	132,487
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	789,347	1,314,190	1,276,687

Supplemental cash flow information
Interest paid	199,076	207,678	172,278

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Notes to the financial statements as of December 31, 2020 and December 31, 2021 (unaudited) and for the period from February 1, 2019 (Transaction Date) to December 31, 2019 and for the years ended December 31, 2020 and December 31, 2021 (unaudited)

1.	Basis of Presentation and General Information

Spacegas Inc. (the “Company”) as of December 31, 2021 owned one liquefied petroleum gas (LPG) carrier, Gas Defiance, built on July 30, 2008, which provides worldwide marine transportation services under time or voyage charters. Spacegas Inc. was formed under the laws of the Marshall Islands on March 5, 2008. For the period from its incorporation to February 1, 2019, the Company was fully owned by StealthGas Inc. On February 1, 2019 (the “Transaction Date”), StealthGas Inc. (the “joint venture party”) entered into a Shareholder Agreement with MAAS GAS BV pursuant to which MAAS GAS BV acquired 49.9% of the shares of the Company and gained co-ownership and joint control of the vessel Gas Defiance.

The reporting and functional currency of the Company is the United States Dollar. The financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and present the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the period from the Transaction date to December 31, 2019 and for the years ended December 31, 2020 and 2021.

The Company’s vessel is managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. The Company has experienced and may continue to experience lower LPG rates, as a result of the reduction of the global demand for LPG cargoes. Although to date there has not been any significant effect on the Company’s operating activities due to 2019-nCoV other than the decrease in market rates, and increased crew cost, the extent to which a new wave of the 2019-nCoV will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.

2.	Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessel operates in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying statement of operations.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel or cash held in restricted bank accounts for guarantees issued by the bank on the Company’s behalf. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for the periods presented.

Claims Receivable: Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation.

Inventories: Inventories consist of bunkers and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The net realizable value represents estimated selling prices less reasonably predictable costs of disposal and transportation. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessel Acquisition: Vessel is stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value.

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the statement of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations.

Vessel’s Depreciation: The cost of the Company’s vessel is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the Company’s vessel to be 30 years from the date of its construction.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The unamortized deferred financing charges are presented as a direct deduction from the carrying amount of the related loan and credit facility in the balance sheet. Deferred financing costs relating to undrawn facilities are presented under non-current assets in the balance sheet.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessel. The Company’s vessel is chartered on time charters or voyage charters.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to ASC 842 - Leases, and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized ratably on a straight line basis over the period of the respective charter. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.

On implementation of ASC 842, the Company, elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues are recognized when the amount can be estimated and its collection is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred revenue represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of a voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in current assets in the balance sheets.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

Recent Accounting Pronouncements: Reference Rate Reform: In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities. As of December 31, 2021, the Company has not yet evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows.

3.	Transactions with Related Parties

The Manager provides the vessel with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 and a brokerage commission of 1.25% on hire, as per the management agreement between the Manager and the Company. For the year ended December 31, 2021, total brokerage commissions of 1.25% amounted to $37,784 and are included in “Voyage expenses – related party” in the statements of operations (2020: $40,275, 2019: $42,031). For the year ended December 31, 2021, the management fees were $160,600 (2020: $161,040, 2019: $146,960) and are included in “Management fees” in the statements of operations.

The current account balance with the Manager at December 31, 2021 was a liability of $108,080 (2020: $241,006). The liability represents payments made by the Manager on behalf of the ship-owning company.

The current account balance with StealthGas Inc. at December 31, 2021 was a receivable of $366,657 (2020: $369,851). The receivable mainly represents revenues collected by StealthGas Inc. on behalf of the Company.

In addition, the Company had a receivable from Financial Power Inc. at December 31, 2021, a company under common control, amounting to $238,934 (2020: a payable of $27,778) and relating to funds provided for working capital purposes.

Furthermore, the Company had a payable to Cannes View Inc. at December 31, 2021, a company under common control, amounting to $1,546 and relating to funds received for working capital purposes.

The balances are interest-free, with no repayment terms and are due on demand.

4.	Inventories

The amounts shown in the accompanying balance sheets are analyzed as follows:

	December 31,
	2020	2021 (Unaudited)
Bunkers	27,649	255,156
Lubricants	44,221	31,957

Total	71,870	287,113

5.	Vessel, Net

The amounts shown in the accompanying balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2019	13,822,000	(600,636)	13,221,364

Depreciation for the year	—	(662,316)	(662,316)

Balance, December 31, 2020	13,822,000	(1,262,952)	12,559,048

Depreciation for the year (unaudited)	—	(658,932)	(658,932)

Balance, December 31, 2021 (unaudited)	13,822,000	(1,921,884)	11,900,116

At December 31, 2021, no impairment indication existed for the Company’s vessel since its fair value as determined by independent brokers exceeded its net book value.

As of December 31, 2021, the vessel has been provided as collateral to secure the Company’s bank loan as discussed in Note 7.

6.	Accrued Liabilities

The amounts shown in the accompanying balance sheets are analyzed as follows:

	December 31,
	2020	2021 (unaudited)
Interest on long-term debt	20,412	17,895
Vessel operating and voyage expenses	55,198	33,760

Total	75,610	51,655

7.	Long-Term Debt, Net

Long-term debt as of the Transaction date amounted to $6,925,000 and related to a loan issued on July 30, 2008. In May 2019, loan repayments amounting to $342,500 were made to the bank.

On June 25, 2019, the Company together with Financial Power Inc., a ship-owning company under common control, entered into a loan agreement for an amount of $13,165,000 with a bank, for the purpose of re-financing in full the then existing borrowings with the same bank of which $6,582,500 related to the Company. The loan bears interest at LIBOR plus a margin of 2% per annum. The loan allocated to the Company amounted to $6,582,500 and is repayable in nine semi-annual instalments of $342,500 each, and a balloon instalment of $3,500,000, payable together with the last instalment in November 2023.

Loan interest expense for the year ended December 31, 2021, amounted to $118,883 (2020: $188,719, 2019: $238,447) and is presented under “Interest and finance costs” in the accompanying statements of operations.

Weighted average interest rate on the Company’s long-term debt for the year ended December 31, 2021 was 2.3% (2020: 3.1%, 2019: 3.8%).

Long-term debt as at December 31, 2020 and 2021 is analysed as follows:

	2020	2021 (Unaudited)
Total long-term debt	5,555,000	4,870,000
Less: Deferred debt issuance costs	(24,005)	(14,745)

Total long-term debt, net	5,530,995	4,855,255
Less: Current portion of long-term debt	(685,000)	(685,000)
Add: Current portion of deferred debt issuance costs	9,260	8,002

Long-term debt, net	4,855,255	4,178,257

The annual principal payments to be made, for the abovementioned loan, after December 31, 2021 are as follows:

December 31, 2021 (Unaudited)
2022	685,000
2023	4,185,000

Total	4,870,000

The performance of the loan agreement has been guaranteed by StealthGas Inc. The loan agreement contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of the vessels, the ratio of debt to the vessel’s Market Value and pledged cash deposits. As of December 31, 2021, the Company was in compliance with all the terms of its loan agreement.

8.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, due from related party, payable to related party, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, payable to related party, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loan is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Its carrying value approximates its fair market value due to its variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

9.	Capital stock and Additional paid-in capital

The total authorized and issued share capital of the Company at the Transaction Date was 6,897,000 common shares with a value of 1 US Dollar per share.

During the period ended December 31, 2019, 750,000 shares were issued and capital amounting to $750,000 was contributed to the Company for working capital purposes. No capital was contributed to the Company during the years ended December 31, 2020 and 2021.

10.	Revenues

The amounts in the accompanying statement of operations are analyzed as follows:

	2019	2020	2021 (Unaudited)
Time charter revenues	3,362,478	1,470,657	1,779,035
Voyage charter revenues	—	1,751,380	1,244,248

Total	3,362,478	3,222,037	3,023,283

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the year ended December 31, 2021 was $36,234 (2020: $176,272) and is included within “Voyage charter revenues” in the above table.

As of December 31, 2021, revenues relating to undelivered performance obligations of the Company’s voyage charter amounted to $31,486. The Company recognized this amount as revenues in the first quarter of 2022.

11.	Vessel Operating Expenses

The amounts in the accompanying statements of operations are analyzed as follows:

Vessel’s Operating Expenses	2019	2020	2021 (Unaudited)
Crew wages and related costs	815,797	881,108	962,630
Insurance	30,721	51,208	53,614
Repairs and maintenance	90,883	89,955	47,040
Lubricants and consumable stores	234,062	174,229	200,119
Miscellaneous expenses	237,584	109,531	182,117

Total	1,409,047	1,306,031	1,445,520

12.	Income Taxes

The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying statements of operations.

13.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

As discussed in Note 7, the Company together with Financial Power Inc., a ship-owning company under common control, have entered into a loan agreement for an amount of $13,165,000. The portion of Financial Power Inc. from the outstanding loan balance and accrued interest as of December 31, 2021 amounted to $4,870,000 and $17,895, respectively. The Company is jointly and severally liable for the aforementioned portion in case of any defaults. The extent to which an outflow of funds will be required is dependent on the performance of Financial Power Inc. and its compliance with the relevant terms included in the loan agreement.

The Company together with Financial Power Inc., have guaranteed to the respective bank the loan agreement entered into by Frost Investments Corp., a ship-owning company under common control. Total outstanding loan balance and accrued interest of Frost Investments Corp. as of December 31, 2021 amounted to $9,440,000 and $21,642, respectively. The extent to which an outflow of funds will be required is dependent on the performance of Frost Investments Corp. and its compliance with the relevant terms included in the loan agreement.

The Company assigns a remote possibility of default to the abovementioned loan agreements and hence has not established any provisions for losses.

14.	Subsequent Events

As of April 29, 2022, the following significant events have occurred since the balance sheet date:

As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.